

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 4, 2017

<u>Via E-mail</u>

Ms. Valerie Palmieri
President and Chief Executive Officer
Vermillion, Inc.
12117 Bee Caves Road, Building Three, Suite 100
Austin, TX 78738

Re: Vermillion, Inc.
        Form 10-K for the Year Ended December 31, 2016
        Filed March 31, 2017
        File No. 001-34810

Dear Ms. Palmieri:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance